Exhibit 99.2

HITEK GLOBAL INC. AND SUBSIDIARIES

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

June 30, 2025 and 2024

The following discussion and analysis should be read in conjunction with our unaudited condensed consolidated financial statements (“CFS”) and related notes thereto.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This report contains certain statements that may be deemed “forward-looking statements” within the meaning of United States of America securities laws. All statements, other than statements of historical fact, that address activities, events or developments that we intend, expect, project, believe or anticipate and similar expressions or future conditional verbs such as will, should, would, could or may occur in the future are forward-looking statements. Such statements are based upon certain assumptions and assessments made by our management in light of their experience and their perception of historical trends, current conditions, expected future developments and other factors they believe to be appropriate.

These statements include, without limitation, statements about our anticipated expenditures, including those for general and administrative expenses; the potential size of the market for our services, future development and/or expansion of our services in our markets, our ability to generate revenues, our ability to obtain regulatory clearance and expectations as to our future financial performance. Our actual results may differ, perhaps materially, from those anticipated in these forward-looking statements as a result of various factors, including: our need and ability to raise additional cash. The forward-looking statements included in this report are subject to a number of additional material risks and uncertainties, including but not limited to the risks described in our filings with the Securities and Exchange Commission.

The following discussion and analysis of our financial condition and results of operations should be read together with our unaudited condensed CFS and the related notes to those statements included in this filing. In addition to historical financial information, this discussion may contain forward-looking statements reflecting our current plans, estimates, beliefs and expectations that involve risks and uncertainties. As a result of many important factors, our actual results and the timing of events may differ materially from those anticipated in these forward-looking statements.

Results of Operations

The following consolidated results of operations include the results of operations of the Company, its wholly owned subsidiary and consolidated VIEs.

Our historical reporting results are not necessarily indicative of the results to be expected for any future period.

Six Months Ended June 30, 2025 Compared to Six Months Ended June 30, 2024

Revenues for the six months ended June 30, 2025 and 2024:

				Percentage
	2025	2024	Decrease	Change
Hardware	$616,929	$747,378	$(130,449)	(17.5)%
CIS software	-	822,444	(822,444)	(100.0)%
Tax devices and service	124,612	263,768	(139,156)	(52.8)%
Total	$741,541	$1,833,590	$(1,092,049)	(59.6)%

We have these three revenue streams - hardware sales, CIS software sales, and tax devices and services sales. Decrease in hardware sales was mainly due to decrease in orders from our customers as a result of the sluggish economic environment in the PRC. In light of our plan to develop new products that meet evolving market demands, we expect hardware sales to stabilize in the next 12 months. CIS software sales consist of software sales and services. The decrease in CIS software sales was due mainly to the decrease in sales to large customers that reduced their procurement after they purchased our CIS software in 2024. The Company is the process of negotiating new sales contracts with these large customers, we expect CIS software sales will increase stemming from the execution of new contracts. The decrease in tax devices and service sales was due mainly to Xiamen tax authorities implemented the use of electronic invoices system to replace the traditional tax control system in November, 2022, and the electronic invoices system was formally implemented nationwide on December 1, 2024. We expect tax devices and services sales will increase, as the Company is promoting a new invoice system which is more suitable for enterprises than the free electronic invoice platform currently provided by the tax authorities.

Cost of revenues and gross margin for the six months ended June 30, 2025 and 2024:

				Percentage
	2025	2024	Variance	Change
Total revenues	$741,541	$1,833,590	$(1,092,049)	(59.6)%
Cost of revenues	567,675	880,180	(312,505)	(35.5)%
Gross profit	$173,866	$953,410	$(779,544)	(81.8)%
Gross margin	23.4%	52.0%	(28.6)%	-

Cost of revenues (“COR”) is mainly (i) direct cost of our hardware products purchased from third parties; (ii) logistics-related costs, which primarily include product packaging and freight-in charges; (iii) third-party royalties paid to the Golden Tax Devices (“GTD”) (iv) compensation for employees who handle the products and perform Tax invoicing management services and other costs that are necessary for us to provide the services to our customers; and (v) outsourcing costs, which primarily include software outsourcing service cost to third parties.

COR decreased to $567,675 for the six months ended June 30, 2025 from $880,180 for 2024, a decrease of $312,505 or 35.5%. This decrease in COR was due to the decrease in revenue from all three streams.

Our gross profit decreased to $173,866 for the six months ended June 30, 2025 from $953,410 for 2024. Our gross profit as a percentage of revenue decreased to 23.4% for the six months ended June 30, 2025 from 52.0% for 2024. The decrease in gross margin was mainly due to the change in revenue mix in 2025 with no revenue being generated from CIS software sales which has a higher profit margin compared to other revenue streams. The Company expects to focus on projects with high gross profit, such as services for SMEs and software sales, and at the same time, increase the hardware sales to large customers.

Operating expenses for the six months ended June 30, 2025 and 2024:

				Percentage
	2025	2024	Variance	Change
Selling expenses	$2,325	$9,844	$(7,519)	(76.4)%
% of revenue	0.3%	0.5%	(0.2)%	-
General and administrative expenses	1,519,128	1,315,420	203,708	15.5%
% of revenue	204.9%	71.7%	133.2%	-
Operating expenses	$1,521,453	$1,325,264	$196,189	14.8%

Selling Expenses. Selling expenses consist primarily of shipping and handling costs for products sold and advertisement and marketing expenses for promotion of our products. Selling expenses were 0.3% of total revenues for the six months ended June 30, 2025 and 0.5% for 2024. Selling expenses decreased by 76.4% or $7,519 to $2,325 for the six months ended June 30, 2025 from $9,844 in 2024. The decrease in selling expenses was primarily attributable to a reduction in advertising costs. The Company expects the selling expenses will increase due to the Company plans to conduct more marketing activities to attract new customer orders.

General and Administrative Expenses. General and administrative (“G&A”) expenses consist primarily of salary and welfare expenses for our administrative and management staff, facilities costs, depreciation, professional fees, accounting fees, director and officers liability insurance and other miscellaneous expenses incurred in connection with general operations. The increase in G&A expenses was mainly due to the increase of provision for expected credit losses of $474,697 resulting from Beijing Yabei Norda’s overdue payment of $468,108. We expect our G&A expenses to stabilize or decline in the future as a result of ongoing cost-effectiveness initiatives.

Net (loss) income for the six months ended June 30, 2025 and 2024:

				Percentage
	2025	2024	Variance	Change
Operating loss	$(1,347,587)	$(371,854)	$(975,733)	262.4%
Total other income	330,596	664,093	(333,497)	(50.2)%
(Loss) income before income taxes	(1,016,991)	292,239	(1,309,230)	(448.0)%
Income tax benefit (expense)	100,882	(170,577)	271,459	(159.1)%
Net (loss) income	$(916,109)	$121,662	$(1,037,771)	(853.0)%

Operating loss. The increase in operating loss in 2025 was primarily due to the decrease in revenues and increase of G&A expenses.

Other income. Other income includes government subsidy income, net investment gain (loss), and interest income and expenses. The decrease was primarily due to the decrease of $145,641 in net investment gain and $143,328 in interest income from loans receivable.

Income tax expense. The decrease in income tax expense was due primarily to the decrease in taxable income.

Net (loss) income. As a result of the factors described above, net loss was $916,109 for the six months ended June 30, 2025, a decrease of $1,037,771 from net income of $121,662 for 2024.

Liquidity and Capital Resources

Six Months Ended June 30, 2025 Compared to Six Months Ended June 30, 2024

Our principal sources of liquidity come from cash from operating activities, equity financing and loans. As of June 30, 2025, and December 31, 2024, we had cash of $8,198,325 and $7,236,798, respectively.

Working Capital. Total working capital as of June 30, 2025 was $31,941,572 compared to $31,572,809 as of December 31, 2024. The increase in current assets was mainly due to the increase in cash of $961,527 and advances to suppliers, net of $2,291,417, partially offset by the decrease of short-term investments of $1,331,813, accounts receivable, net of $236,981, inventories, net of $13,591, loans receivable of $400,618, prepaid expenses and other current assets of $1,107,793. The decrease in current liabilities was mainly due to the decrease in accounts payable of $46,769, loans payable of $479,498, deferred revenue of $15,200, accrued expenses and other current liabilities of $11,154, partially offset by the advances from customers of $291,569, taxes payable of $37,686 and due to related parties of $16,751.

Capital Resources and Capital Needs. To date, we have financed our operations primarily through cash flows from operations, third-party loans, stock offering and private placement. With the current market, our management believes it is necessary to enhance collection of outstanding accounts receivables and be cautious on operational decisions and project selection. Our management believes our current operations can satisfy our daily working capital needs. We expect to incur additional capital expenditures for research and development of software, recruiting additional employees, and enhancing our information technology system. We intend to fund these planned expenditures with our operating cash flow and our cash balance, as well as net proceeds received from our initial public offering in April 2023 and private placement in July 2024.

The Company reviews accounts receivable on a periodic basis and records an allowance for expected credit losses when there is doubt as to the collectability of balances. Our management is confident in collecting accounts receivables. The current portion of accounts receivable, net was $1,148,780 and $1,385,761 as of June 30, 2025 and December 31, 2024, respectively.

The Company gives customers different credit periods considering the size of the customer and past credit experience. For large customers such as large-scale oil and coal mine customers, the Company gives a two-year credit period from March 2019 because of these customers’ long repayment cycle. Net accounts receivable was $1,932,653 as of June 30, 2025, of which $837,568 was collected as of date of this report.

For IT outsourcing customers, the Company gives 18 months credit period. The accounts receivable, net balance was nil as of June 30, 2025.

For small and medium customers, the Company gives six months credit period. The accounts receivable, net balance was $202,878 as of June 30, 2025.

Off-Balance Sheet Arrangements.

We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. In addition, we have not entered into any derivative contracts that are indexed to our own shares and classified as shareholders’ equity, or that are not reflected in our financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. Moreover, we do not have any variable interest in an unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or research and development services with us.

Cash Flows Analysis

Six Months ended June 30, 2025 Compared to Six Months ended June 30, 2024

	2025	2024
	(Unaudited)	(Unaudited)
Net cash provided by operating activities	$1,153,600	$754,123
Net cash used in investing activities	$(225,763)	$(11,028,114)
Net cash provided by financing activities	$-	$8,200,000

(a)	Operating activities

Net cash provided by operating activities was $1,153,600 for the six months ended June 30, 2025. This was an increase of $399,477 compared to net cash provided by operating activities of $754,123 in 2024. The net cash provided by operating activities for the six months ended June 30, 2025 was primarily attributable to (1) a net loss of $916,109 due to the reasons discussed above; reconciled by depreciation and amortization of $145,775, accrued interest income from loans, net of $104,790, net investment gain of $66,820, provision for credit losses of receivables and advances to suppliers of $482,621, provision for obsolete inventories of $3,832 and deferred income tax of $100,882; (2) a decrease of $2,426,716 in short-term investments; (3) a decrease of $1,044,167 in accounts receivable due to the decrease in sales in 2025;(4) an increase of $2,272,803 in advances to suppliers due to the increase in purchasing of goods; (5) an increase of $291,466 in advances from customers due to cash received from selling goods to a customer.

(b)	Investing activities

Net cash used in investing activities was $225,763 for the six months ended June 30, 2025. This was a decrease of $10,802,351 compared to $11,028,114 in 2024. The net cash used in investing activities for the six months ended June 30, 2025 was primarily attributable to (1) $413,645 in loans to third parties; (2) $137,882 in repayment of third-party loans; (3) $1,650,000 in purchases of held-to-maturity investments; (4) $700,000 in redemption of held-to-maturity Investments; and (5) $1,000,000 in refund of deposit for acquisition.

(c)	Financing activities

Net cash provided by financing activities was nil and $8,200,000 for the six months ended June 30, 2025 and 2024. For the six months ended June 30, 2025, we had no cash flow from financing activities. For the six months ended June 30, 2024, we had $8,200,000 cash inflow from a private placement.

Tabular Disclosure of Contractual Obligations

Below is a table setting forth all of our contractual obligations as of June 30, 2025:

	Payments due by period
Contractual Obligations	Total	Less than 1 year	1-2 years	2-3 years	More than 3 years
Loan Obligations
Principal	$2,582,500	$-	$-	$2,582,500	$-
Interest	799,179	309,900	309,900	179,379	-
Total	$3,381,679	$309,900	$309,900	$2,761,879	$-

Research and Development, Patents and Licenses, etc.

We have a dedicated team of three highly skilled in-house IT specialists, which includes three full-time IT professionals responsible for controlling the direction of outsourced R&D projects. Among all the software we have developed, CIS is the only software product we are currently marketing and generated revenue.

Trend information.

Other than as disclosed elsewhere in this 6-K, we are not aware of any material trends since our last fiscal year. We are also unaware of any known trends, uncertainties, demands, commitments or events for the six months ended June 30, 2025 that are reasonably likely to have a material adverse effect on our revenues, net income, profitability, liquidity or capital resources, or that would cause reported financial information not necessarily to be indicative of future operating results or financial conditions.

Critical Accounting Estimates

Our unaudited condensed CFS are prepared in accordance with accounting principles generally accepted in the U.S., which require us to make estimates and assumptions that affect the reported amounts of assets and liabilities. On an ongoing basis, we evaluate our estimates, including those estimates that may have a significant effect on our financial condition and results of operations. Our critical accounting estimate is allowance for expected credit losses that is disclosed in Note 2 to our unaudited condensed CFS. We base our estimates and judgment on historical experience and on various other factors that are believed to be reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions.

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